UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
 ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Nuu Collective LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
March 30, 2016

Physical address of issuer
181 N 11th Street , Studio 201, Brooklyn , NY 11211

Current number of employees
6

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,104,092	$849,998
Cash & Cash Equivalents	$124,899	$174,919
Accounts Receivable	$0	$16,506
Short-term Debt	$880,059	$730,284
Long-term Debt	$2,382,460	$2,150,767
Revenues/Sales	$3,698,066	$2,788,636
Cost of Goods Sold	$1,670,322	$1,138,035
Taxes Paid	$0.00	$0
Net Income	-$127,374	-$92,195

April 29, 2026

FORM C-AR

Nuu Collective LLC

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Nuu Collective LLC, a Delaware Limited Liability Company (the "C ompany," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://nuudiisystem.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Nuu Collective LLC (the "Company") is a Delaware Limited Liability Company, formed on March 30, 2016.

The Company is located at 181 N 11th Street , Studio 201, Brooklyn , NY 11211.

The Company's website is https://nuudiisystem.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Nuudii System is a boobwear brand that uses advanced technology & patented design to create grab-and-go lifestyle products.

RISK FACTORS

Risks Related to the Company's Business and Industry

Market adoption for growth. If we're unable continue to get the word out about our brand, or if enough consumers do not respond positively to our product, our future performance may be impacted.

We operate in competitive markets and our future success will be largely dependent on our ability to provide quality products and services at competitive prices. The apparel market is intensely competitive and sensitive to national and regional economic conditions. Demand for the products that we distribute may be adversely affected by consumer spending, which may be adversely impacted by economic conditions such as consumer confidence in future economic and business conditions, interests and tax rates, employment levels, salary and wage levels and weather patterns affecting food production.

Should a natural disaster happen at one or both of our production facilities, it may impede the delivery of our products.

The Company's growth requires capital. There is no certainty that the initial financing will be sufficient to establish projected growth, in which case additional inventory financing will be required. After this initial round of financing, the Company expects that in 12 dash 14 months it will need another 1 billion in additional capital to continue to grow and expand the business in an amplified fashion. As such, it is absolutely certain that the Company will need additional financing. The ability of the Company to secure future capital will depend on many factors, including continued progress and product sales, the costs of manufacturing and production, market requirements, advertising costs and fluctuations in raw material prices. The Company does not know whether additional financing will be available when needed, or whether it can be obtained on terms favorable to the Company or its existing Investors dash particularly in light of current economic conditions, the elderly ability of credit, and other sources of capital. The Company may raise any necessary funds through public or private equity offerings, debt financing, or additional corporate collaboration and licensing arrangements period to the extent the Company raises additional capital for issuing equity securities, the Company's members will experience dilution. If the Company raises funds through debt financing's, they may become subject to restrictive covenants. If adequate funds are not available, the Company may be required to delay, scale back, or eliminate their research and development programs or obtain funds through collaborative partners or others that may require the Company to relinquish rights to certain of the Company's potential product offerings that they would not otherwise relinquished. There can be no assurance that additional financing will be available on acceptable terms or at all, if and when required.

Any defects in the products we manufacture, whether caused by a design, manufacturing or component failure or error, may result in returns, claims, delayed shipments to customers or reduced or cancelled custom orders. If these defects occur, we will incur additional costs and if in large quantity or too frequent, we may sustain loss of business, loss of reputation and may incur liability.

If there were to be any major long term supply chain issues, or raw material shortages this could impede our ability to manufacture our products, thus effecting sales.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the Company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

An Investor in the Company will likely hold a minority position in the Company and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional Investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investors interest in the Company.

The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated Investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's length but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Nuudii System is a boobwear brand that uses advanced technology & patented design to create grab-and-go lifestyle products.

Co-Issuer

Legal Name: Nuudii System V, a series of Wefunder SPV, LLC

Type of Business: Limited Liability Company

Formed: 2026-03-05

Address: 1887 Whitney Mesa Dr, NUM 8885

Optional Address:

Country: DE

City: Henderson

State: NV

Zipcode: 89014

Phone Number:

Contact:

Website: https://wefunder.com/

Business Plan

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan in our Form C. https://www.sec.gov/Archives/edgar/data/1793646/000179364626000002/document_2.pdf

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Annette Azan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder & CEO, 2016- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Nuudii System, Founder & CEO, 2016 - Present, NYC With 25 years of experience in the fashion industry, I'm a wellness visionary and brand innovator reshaping how women experience their lives. Starting with my foundation at the Fashion Institute of Technology and evolving through collaborations with fashion icons like Diane Benson, Norma Kamali, and Donna Karan, I've dedicated my career to driving growth for transformative brands. Today, my passion and expertise are fully focused on Nuudii System, and how it can bring positive change to women's lives. Nuudii began as a personal need-designing something that worked under my wedding dress that was functional, liberating, and true to me. In 2011, I sewed the first Nuudii, and after years of development launched the product in 2019 with a bang: $1M in sales within 90 days. With Nuudii, we have created a whole new category called boobwear—a revolutionary "option between bra and braless". Our mission? To offer products that allow women to be supremely comfortable, simplify their lives, expand their wardrobe options, and reconnect with their bodies, fostering emotional and physical well-being. Annette Azan Design, Fashion Stylist - Designer of Interiors - residential and commercial spaces, January 2010 - 2016 (6 years), NY After working in the fashion industry for over two decades, I moved in a new direction filtering my creative abilities and vision into interior design and styling. While I have extensive experience running companies, overseeing branding, production and business growth, I prefer working deeply with one client at a time on projects that create more joy for everyone. This isn't just my business, this is my gift and my passion in life. - Created interior and exterior spaces for residential or commercial use - Led layout and design - Designed special order furniture or treatments to answer client needs - Managed budgets - Worked closely with architects and contractors on structural design Urban Zen, Director of Stores, May 2007 - November 2010 (3 years 7 months) - Oversaw the opening of retail locations - Worked closely with design team on private label collections - Sourced and developed branded lifestyle merchandise from around the globe - Hired, trained managed and motivated sales staff to meet and exceed goals - Planned monthly events from book signings to art shows and many wellness events - Educated the public on the Urban Zen foundation - Responsible for visual merchandising - Determined open-to-buys and annual budget - Instituted strategies to increase sales through Urban Zen stores a s well as develop partnerships with other retail stores - Set and maintained the Urban Zen environment through warmth and true connections with everyone who entered the store achieving the mission "the calm in the chaos" IN Boutique, Independent Business Owner, October 2001 - 2006 (5 years), Nyack, N Y Independent Retailer Owner: After working in corporate and traveling extensively while working for Igedo based in Dusseldorf, I made the decision to stay close to my family and to connect with my community by opening my own retail store. After years of creating change and making money for others, I got the chance to experiment with concepts and visions that positively impacted the community of women who were my customers. Theses experiences have had long lasting effects on how I manage building a solid business. The Igedo Company, VP PR & Mktg USA, September 1995 - May 1998 (2 years 9 months), Dusseldorf, Germany - Opened first US office - Introduced Igedo into the market - Oversaw all advertising campaigns - Recreated all marketing assets for the US market from website, printed material including the production of many videos - Successfully grew vendor participation (brands such as Liz Claiborne to smaller brands like ABS) - Managed Igedo's global trade shows in Germany, London and Hong Kong - Educated the exhibitors in all aspects of export and set them up to succeed - Developed and launched a new trade show for the Latin American Market in Miami, Avenida Moda

Education

Fashion Institute of Technology merchandising, buying merchandising and marketing (1982 - 1985)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 6 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Units LLC/Membership Interests
Amount outstanding	1,000,000
Voting Rights	voting rights
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents. To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted. Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.
Other Material Terms or information.	

Type of security	Profit Units LLC/Membership Interests
Amount outstanding	71,782
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	Wayflyer
Amount outstanding	406,000
Interest rate and payment schedule	Repayments of the loan occur with the sale of products through with a minimum daily payment rate of 23% and a variable monthly collection cap.
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	Repayments of the loan occur with the sale of products through with a minimum daily payment rate of 23% and a variable monthly collection cap.

Type of debt	Loan
Name of creditor	Hans Kaeser
Amount outstanding	$100,000.00
Interest rate and payment schedule	8.0% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	December 31, 2026
Other material terms	

Type of debt	Convertible Notes
Name of creditor	
Amount outstanding	$120,000.00
Interest rate and payment schedule	2.0% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	December 31, 2027
Other material terms	Discount rate 20.0% Valuation cap: $3,500,000.00 Various note dates in 2016 and early 2017

Type of debt	Convertible Notes
Name of creditor	
Amount outstanding	$1,136,360.00
Interest rate and payment schedule	4.0% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	December 31, 2027
Other material terms	Discount rate: 20% Valuation cap: $6,500,00.00 Various note dates from mid-2017 through early 2019

Type of debt	Convertible Notes
Name of creditor	
Amount outstanding	$30,000.00
Interest rate and payment schedule	4.0% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	December 31, 2027
Other material terms	Discount rate: 20% Valuation cap: $8,000,000.00 The round opened December 1, 2021

Type of debt	Convertible Notes
Name of creditor	
Amount outstanding	$31,000.00
Interest rate and payment schedule	4.0% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	January 26, 2028
Other material terms	Discount rate: 20% Valuation cap: $8,000,000.00

Type of debt	Convertible Notes
Name of creditor	
Amount outstanding	$20,000
Interest rate and payment schedule	4.0% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	May 7, 2028
Other material terms	Discount rate: 20% Valuation cap: $10,500,000.00

Type of debt	Convertible Notes
Name of creditor	
Amount outstanding	$10,000.00
Interest rate and payment schedule	8.0% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	July 24, 2028
Other material terms	Discount rate: 20% Valuation cap: $11,000,000.00

The total amount of outstanding debt of the company is $1,853,360.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes		$31,000.00	General operations	January 1, 2024	Section 4(a)(2)
Convertible Notes		$20,000.00	General operations	May 1, 2024	Section 4(a)(2)
Convertible Notes		$10,000.00	General operations	July 1, 2024	Public Offering
Convertible Notes		$149,800.00	General operations	March 21, 2024	Regulation CF
Convertible Notes		$0.00	- Marketing, expand marketing across more channels and implement paid influencer campaigns - Inventory, increase PO's to broaden wholesale partnership - Product Development, continue developments for new patented products and sustainable collections - Wefunder fee	March 6, 2026	Regulation CF
Convertible Notes		$330,940.00	Inventory, paid ads and product development	March 1, 2022	Regulation CF

Ownership

A majority of the Company is owned by Annette Azan and Elizabeth R. Zuber-Sherr.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Annette Azan	57.0%
Elizabeth R. Zuber-Sherr	30.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Financial Condition As of December 31, 2025, our total assets were $1,104,092 and our total liabilities were $3,262,519. Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results. Liquidity and Capital Resources As of December 31, 2025, we had cash and cash equivalents of approximately $124,899. Based on our current operations, we have a monthly net cash burn of approximately $20,000. Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful. Based on our current plan, we expect to have sufficient cash to fund operations for at least the next 12 months. Our historical operations have been funded primarily through external financing. - Liquidity Assumptions Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors. - Dependence on Additional Financing There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations. Indebtedness and Capital Structure As of the date of our offering statement, we had outstanding indebtedness consisting of $906,000 in loans and $1,828,100 in convertible notes. The material terms of the indebtedness are described in section 24 of our Form C. During the past three years, we have conducted exempt offerings, resulting in the issuance of securities in aggregate amounts of approximately $210,800. Known Trends, Events, and Uncertainties Management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months. The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

In 2026, Nuudii is focused on strategic growth investments that strengthen our market position and accelerate scale. Capital will be deployed toward brand awareness campaigns designed to drive consumer demand and establish a strong foundation for wholesale expansion. International growth is already in motion, with a newly secured EU distribution agreement and ongoing discussions to enter Canada. We have also launched pop-ups in key markets, with additional activations planned throughout the year to increase visibility and customer acquisition. This is an intentional expansion year centered on capturing market share and solidifying ownership of the category we created: Boobwear™. While these initiatives may weigh on short-term profitability, they are expected to create meaningful long-term value through stronger brand equity, broader distribution, and increased revenue potential. If we raise more than $500,000 through Wefunder, the proceeds will support core growth drivers including advertising, marketing, and inventory. Additional equity capital would also reduce reliance on high-cost debt, allowing more resources to be directed toward scaling the business efficiently.

Liquidity and Capital Resources

On January 1, 2024 the Company conducted an offering pursuant to Section 4(a)(2) and raised $31,000.00.

On May 1, 2024 the Company conducted an offering pursuant to Section 4(a)(2) and raised $20,000.00.

On July 1, 2024 the Company conducted an offering pursuant to Public Offering and raised $10,000.00.

On March 21, 2024 the Company conducted an offering pursuant to Regulation CF and raised $149,800.00.

On March 6, 2026 the Company conducted an offering pursuant to Regulation CF and raised $0.00.

On March 1, 2022 the Company conducted an offering pursuant to Regulation CF and raised $330,940.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
We have credit from Shopify and Wayflyer and use it for inventory as needed

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Hans Kaeser
Relationship to the Company	Investor and husband of CEO
Total amount of money involved	$100,000
Benefits or compensation received by related person	None
Benefits or compensation received by Company	None
Description of the transaction	Loan

Company Current Interest in Property

Related Person/Entity	Annette Azan
Relationship to the Company	Founder CEO Shareholder
Total amount of money involved	$0
Benefits or compensation received by related person	currently no compensation
Benefits or compensation received by Company	the use of the trademark
Description of the transaction	Trademark License agreement

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Annette Azan
(Signature)

Annette Azan
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

NUU COLLECTIVE LLC

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Nuu Collective LLC
Hampton Bays, New York

We have reviewed the accompanying financial statements of Nuu Collective LLC, which comprise of the balance sheets as of December 31, 2025, and 2024, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Nuu Collective LLC and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
February 17, 2026

36 STEWART STREET, 2ND FL. • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

NUU COLLECTIVE LLC
BALANCE SHEETS
DECEMBER 31, 2025 AND 2024
(unaudited)

ASSETS

		2025		2024
CURRENT ASSETS				
Cash and cash equivalents	$	124,899	$	174,919
Accounts receivable, net		-		16,506
Inventory		891,023		586,401
Prepaid expenses and other current assets		9,032		-
Loan origination costs		14,550		17,241
TOTAL CURRENT ASSETS		1,039,504		795,067
PROPERTY AND EQUIPMENT				
Property and equipment, net		246		492
OTHER ASSETS				
Deposits		6,000		6,000
Intangible assets, net		58,342		48,439
TOTAL OTHER ASSETS		64,342		54,439
TOTAL ASSETS	$	1,104,092	$	849,998

LIABILITIES AND MEMBERS' EQUITY

		2025		2024
CURRENT LIABILITIES				
Accounts payable	$	328,212	$	274,199
Notes payable - current portion		269,644		377,265
Credit cards payable		134,363		28,154
Accrued expenses		10,639		665
Gift card liability		137,201		50,001
TOTAL CURRENT LIABILITIES		880,059		730,284
LONG-TERM LIABILITIES				
Notes payable		160,409		-
Convertible notes		1,822,100		1,822,100
Accrued interest on convertible notes		399,951		328,667
TOTAL LONG-TERM LIABILITIES		2,382,460		2,150,767
TOTAL LIABILITIES		3,262,519		2,881,051
MEMBERS' EQUITY				
Common units, see note 6		-		-
Accumulated deficit		(2,158,427)		(2,031,053)
TOTAL MEMBERS' EQUITY		(2,158,427)		(2,031,053)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,104,092	$	849,998

See independent accountant's review report and accompanying notes to financial statements.

NUU COLLECTIVE LLC
STATEMENTS OF INCOME
DECEMBER 31, 2025 AND 2024
(unaudited)

	2025	2024
REVENUES	$ 3,698,066	$ 2,788,636
COST OF GOODS SOLD	1,670,322	1,138,035
GROSS PROFIT	2,027,744	1,650,601
OPERATING EXPENSES		
Amortization and depreciation expense	3,604	3,239
Advertising and marketing	1,263,023	854,233
Bad debt expense	15,858	-
General and administrative	76,132	78,040
Guaranteed payments to partners	219,347	184,909
Legal and professional fees	86,331	168,249
Occupancy costs	67,530	60,163
Payroll expenses	232,192	222,768
Product design and development	42,412	44,068
TOTAL OPERATING EXPENSES	2,006,429	1,615,669
NET OPERATING INCOME	21,315	34,932
OTHER INCOME/(EXPENSES)		
Interest income	1,671	1,951
Foreign exchange gain	(726)	(19)
Debt issuance costs	-	(11,235)
Interest expense	(149,634)	(117,824)
TOTAL OTHER INCOME/(EXPENSES)	(148,689)	(127,127)
NET LOSS	$ (127,374)	$ (92,195)

See independent accountant's review report and accompanying notes to financial statements.

NUU COLLECTIVE LLC
STATEMENTS OF EQUITY
DECEMBER 31, 2025 AND 2024
(unaudited)

	Common Units		Accumulated	
	Shares	Amount	Deficit	Total
BEGINNING BALANCE, JANUARY 1, 2024	1,000,000	$ -	$ (1,938,858)	$ (1,938,858)
Net loss	-	-	(92,195)	$ (92,195)
ENDING BALANCE, DECEMBER 31, 2024	1,000,000	$ -	$ (2,031,053)	$ (2,031,053)
Net loss	-	-	(127,374)	$ (127,374)
ENDING BALANCE, DECEMBER 31, 2025	1,000,000	$ -	$ (2,158,427)	$ (2,158,427)

See independent accountant's review report and accompanying notes to financial statements.

NUU COLLECTIVE LLC
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2025 AND 2024
(unaudited)

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (127,374)	$ (92,195)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization and depreciation expense	3,604	3,239
(Increase) decrease in assets:		
Accounts receivable	16,506	(16,506)
Inventory	(304,622)	(313,263)
Prepaid expenses and other current assets	(9,032)	-
Increase (decrease) in liabilities:		
Accounts payable	54,013	63,725
Gift card liability	87,200	48,445
Accrued expenses	9,974	(1,260)
Credit cards payable	106,209	(24,703)
Accrued interest on note payable	25,750	12,875
Accrued interest on convertible notes	71,284	69,011
CASH USED FOR OPERATING ACTIVITIES	(66,488)	(250,632)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	(13,261)	(5,708)
CASH USED FOR INVESTING ACTIVITIES	(13,261)	(5,708)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of convertible notes	-	210,800
Issuance of short term loans payable, net	29,729	97,011
Due to related party	-	(2,381)
CASH PROVIDED BY FINANCING ACTIVITIES	29,729	305,430
NET INCREASE (DECREASE) IN CASH	(50,020)	49,090
CASH AT BEGINNING OF YEAR	174,919	125,829
CASH AT END OF YEAR	$ 124,899	$ 174,919
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 11,759	$ 35,938
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies**

The Company

Nuu Collective LLC (the "Company") was incorporated in the State of Delaware on March 30, 2016. The Company has designed an undergarment for women marketed under the name Nuudii System. The Company is located in New York.

Going Concern

Since Inception, the Company has relied on funds from convertible notes issued and short-term debt to fund its operations. As of December 31, 2025, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate additional funds through revenue producing activities.

Fiscal Year

The Company operates on a December 31st year-end.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2025, and 2024, the Company held no cash equivalents.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2025, and 2024, the Company had nil and $16,506 in accounts receivable, respectively. The Company expects to receive all amounts in accounts receivable.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Inventory

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2025, and 2024, the balance of inventory related to finished goods was $891,023 and $586,401, respectively.

Intangible Assets

The Company has recorded intangible assets at cost. The intangible assets consist of patents and web site costs. Intangible assets are amortized over the useful life of the asset. Amortization expense for the years ending December 31, 2025, and 2024, was $3,358 and $2,993, respectively.

The Company accounts for intangible assets (including trademarks and website) in accordance with ASC 350 "Intangibles-Goodwill and Other" ("ASC 350"). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units; assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Molds depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes

The Company is taxed as a partnership for federal income tax purposes. Therefore, the Company's earnings are included on the members' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

1.   **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)
The Company is subject to franchise and income tax filing requirements in the States of Delaware and New York.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling undergarments for women. The Company's payments are generally collected upfront. For years ending December 31, 2025, and 2024, the Company recognized $3,698,066 and $2,788,636 in revenue, respectively.

1. **Summary of Significant Accounting Policies (continued)**

   Advertising Expenses
   The Company expenses advertising costs as they are incurred.

   Organizational Costs
   In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

   New Accounting Pronouncements
   From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

2. **Commitments and Contingencies**

   The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Property and Equipment**

   Property and equipment consisted of the following at December 31, 2025 and 2024:

Property and equipment at cost:	2025	2024
Product molds	$ 1,230	$ 1,230
	1,230	1,230
Less: Accumulated depreciation	984	738
Total	$ 246	$ 492

4. **Convertible Notes**

   As of December 31, 2025, and 2024, the total principal related to convertible notes was $1,822,100. Accrued interest of $399,951 and $328,667 was recorded against the convertible notes as of December 31, 2025, and 2024, respectively.

   The number of units of Equity Securities to be issued to the Holders upon such conversion shall be equal to (x) the entire outstanding principal and accrued interest of the Notes divided by (y) a per unit price equal to the lesser of (i) 80% of the per unit purchase price for the Equity Securities, or (ii) the per unit purchase price for the Equity Securities determined as if the Equity Securities had been sold in the Next Equity Financing at a pre-money value of $3,500,000 - $11,000,000, regardless of the actual pre-money valuation as set forth in the transaction documents for the Next Equity Financing ("Pre-Money Valuation"). If that Pre-Money Valuation exceeds $3,500,000 - $11,000,000, then the per-unit price solely for the Note conversion shall be determined based on a deemed pre-money valuation of $3,500,000 - $11,000,000.

5. **Notes Payable**

Notes payable consisted of the following as of December 31, 2025, and 2024:

	2025	2024
Contract note payable; interest at 9.75% per annum, variable maturity date, variable minimum monthly payment based on gross revenue, collateralized by inventory.	$ -	$ 171,746
Contract note payable; interest at 15% per annum, no minimum monthly payment, full principal due in December 2027, uncollateralized.	127,875	112,875
Contract note payable; interest at 8.26% per annum, minimum daily payment is 13% of sales, variable maturity date, collateralized by inventory.	253,444	92,644
Contract note payable; interest at 7.41% per annum, variable maturity date, minimum monthly payment of $1,350, collateralized by future sales.	48,734	-
	$ 430,053	$ 377,265
Less: Current portion of notes payable	269,644	377,265
Long term portion of notes payable	160,409	-

Maturity of the notes payable is as follows:

December 31, 2026	$ 269,644
December 31, 2027	144,075
December 31, 2028	16,334
	$ 430,053

6. **Equity**

Common Units
Under the operating agreement, the Company has issued 1,000,000 Common Units, which are owned by the founders and their families. Common Units are the only equity Units with the right to vote.

Equity Incentive
The Company's Incentive Unit Award Plan (the Plan), which is member approved, permits the grant of profit units to its employees, advisors and subcontractors of up to 100,000 units. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its members. Option awards are generally granted with an exercise price equal to the market price of the Company's units at the date of grant; those option awards generally vest based over 36 months. Certain option and unit awards provide for accelerated vesting. As of December 31, 2025, and 2024, 23,150 units, have been issued under the Plan. Management deemed unit compensation expense to be immaterial as of December 31, 2025, and 2024.

7. <u>**Going Concern**</u>

These financial statements are prepared on a going concern basis. The Company registered on March 30, 2016, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

8. <u>**Subsequent Events**</u>

Managements Evaluation
The Company has evaluated subsequent events through February 17, 2026, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

Debt Issuance
In January 2026, the Company took out a short term loan from Wayflyer for a total of $327,000. Repayments of the loan occur with the sale of products through with a minimum daily payment rate of 23% and a variable monthly collection cap.